ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

Room B 7/Fl., No. 132, Sec. 3, Min-sheng East Road, Taipei, 105, Taiwan, ROC

Tel: (886) 2-2712-2558, Fax: (886) 2-2712-3557

FOR IMMEDIATE RELEASE

June 29, 2007

Contact: Ling Yun Wu

Asia Pacific Wire & Cable

(886) 2-2712-2558

Michael Mandelbaum

Mandelbaum & Morgan

(310) 785-0810

ASIA PACIFIC WIRE & CABLE ANNOUNCES THE SETTLEMENT

OF ALL SHAREHOLDER DISPUTES

New Investor Becomes 20% Shareholder

NEW YORK, NY – June 29, 2007– Asia Pacific Wire & Cable Corporation Limited (AWRCF.PK) (the “Company”) announces that yesterday it entered into a comprehensive settlement and release agreement with Sino-JP Fund Co., Ltd. (“Sino-JP”), which dismissed and released all claims between the parties and which will put an end to all related litigation. The 55% majority shareholder of the Company, Pacific Electric Wire and Cable Corporation (“PEWC”) also entered into a similar settlement and release agreement with Sino-JP that will terminate all disputes and litigation between those parties.

SOF Investments, L.P. (“SOF”), a Delaware limited partnership controlled by MSD Capital, L.P., acquired the 2,766,154 shares of the Company previously held by Sino-JP and entered into a shareholders’ agreement with the Company and PEWC. The shares acquired by SOF constitute 20% of the issued and outstanding shares of the Company.

As part of the transaction, three Directors designated by Sino-JP tendered their resignations; the Board appointed Mr. David Sun and Mr. Andy Cheng to fill two of those vacancies. At a Directors’ meeting, the Chairman noted the benefits accruing to the Company from this series of transactions, including that it allows the Company and its management to focus fully on developing the Company’s business and the enhancement of shareholder value. The Company intends to make plans for a shareholders meeting as soon as practicable and to seek shareholder approval to engage auditors to undertake audits of past fiscal years for which audited financial statements are not available.

About Asia Pacific Wire & Cable

Asia Pacific Wire & Cable Corporation is a leading manufacturer of wire and cable products for the telecommunications and power industries in selected markets in the Asia Pacific Region.

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Except for statements of historical facts, this news release contains certain forward-looking statements about the Company. Such statements are subject to significant risks and uncertainties including changes in economic and market conditions, successful implementation of growth plans, and other risks noted in the Company’s SEC filings, which may cause actual results to differ materially.

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